Exhibit 99.1

Bellatrix announces that it has entered into a third strategic joint venture, a $240 million partnership, with Troika Resources Private Equity Fund which is based in Seoul Korea.

TSX, NYSE MKT: BXE

CALGARY, Oct. 15, 2013 /CNW/ - Bellatrix Exploration Ltd. ("Bellatrix" or the "Company") (TSX, NYSE MKT: BXE) is pleased to announce it has entered into a $240 million joint venture partnership (the "Joint Venture") with TCA Energy Ltd. ("TCA").  TCA is a Canadian incorporated special purpose vehicle for Troika Resources Private Equity Fund which is based in Seoul Korea and managed by KDB Bank, SK Energy and Samchully AMC.

Pursuant to the agreement forming the Joint Venture, Bellatrix and TCA will drill and develop lands in the Ferrier Cardium area of West Central Alberta, with the program to be completed by December 31, 2014. TCA will contribute $120 million, representing a 50% share, towards the capital program for the drilling of an expected 63 gross wells, and in exchange, will receive 35% of Bellatrix's working interest until payout (being recovery of TCA's capital investment plus a 15% internal rate of return) on the total program, and thereafter reverting to 25% of Bellatrix's working interest. As part of this agreement, TCA will be participating in 14 gross wells (as included in the total expected 63 gross well program) for wells that have been drilled since January 1, 2013, resulting in estimated net proceeds of $16.7 million to be received by Bellatrix upon closing.

Certain conditions precedent to closing, including Korean governmental regulatory approvals, are expected to be satisfied or waived to enable closing to occur on or before November 15, 2013.

Upon closing of the Joint Venture, Bellatrix plans to review its previously announced net capital expenditure plan for 2013 of approximately $240 million, and will utilize the net proceeds from the disposition to reduce the Company's indebtedness, and ultimately will direct it to the continued development of its Cardium and Mannville asset base.

Bellatrix continues to focus on growth by the development of its core Cardium and Notikewin/Falher assets utilizing its large inventory of geological prospects. The Company has developed an inventory of 611 net remaining Cardium locations and 378 net Notikewin/Falher locations representing net remaining capital requirements of $3.94 billion based on current costs. Based on the drilling commitment in the Joint Venture, the Joint Venture represents approximately 6.4% of the aforementioned inventory. As at June 30, 2013, Bellatrix has approximately 201,891 net undeveloped acres of land in Alberta, British Columbia and Saskatchewan and including all opportunities has approximately 1,606 net exploitation drilling opportunities identified, with capital requirements of $7.9 billion based on current costs representing over 40 years of drilling inventory based on current annual cash flow.  The Company continues to focus on adding Cardium and Notikewin/Falher prospective lands.

Bellatrix Exploration Ltd. is a Western Canadian based growth oriented oil and gas company engaged in the exploration for, and the acquisition, development and production of oil and natural gas reserves in the provinces of Alberta, British Columbia and Saskatchewan.  Common shares and convertible debentures of Bellatrix trade on the Toronto Stock Exchange ("TSX") under the symbols BXE and BXE.DB.A, respectively and the common shares of Bellatrix trade on the NYSE MKT under the symbol BXE.

All amounts in this press release are in Canadian dollars unless otherwise identified.

Forward looking statements: Certain information set forth in this news release, including management's assessments of the future plans and operations including, expected timing of satisfaction of conditions precedent to closing of the Joint Venture, capital expenditures of the Joint Venture and expected number of wells to be drilled thereunder, the Company's drilling inventory and capital requirements related thereto and time for development thereof, use of proceeds to be received at closing, and the current 2014 capital expenditure budget and plans to review it may contain forward-looking statements, and necessarily involve risks and uncertainties, certain of which are beyond Bellatrix's control, including risks related to satisfaction of conditions precedent to the closing of the Joint Venture and related to closing thereof, risks associated with oil and gas exploration, development, exploitation, production, marketing and transportation, loss of markets and other economic and industry conditions, volatility of commodity prices, currency fluctuations, imprecision of reserve estimates, environmental risks, competition from other producers, inability to retain drilling services, incorrect assessment of value of acquisitions and failure to realize the benefits therefrom, delays resulting from or inability to obtain required regulatory approvals, the lack of availability of qualified personnel or management, stock market volatility and ability to access sufficient capital from internal and external sources and economic or industry condition changes. Actual results, performance or achievements could differ materially from those expressed in, or implied by, these forward-looking statements and, accordingly, no assurance can be given that any events anticipated by the forward-looking statements will transpire or occur, or if any of them do so, what benefits that Bellatrix will derive therefrom. Additional information on these and other factors that could affect Bellatrix are included in reports on file with Canadian securities regulatory authorities and the United States Securities and Exchange Commission and may be accessed through the SEDAR website (www.sedar.com), the SEC's website www.sec.gov or at Bellatrix's website www.bellatrixexploration.com. Furthermore, the forward-looking statements contained in this news release are made as of the date of this news release, and Bellatrix does not undertake any obligation to update publicly or to revise any of the included forward looking statements, whether as a result of new information, future events or otherwise, except as may be expressly required by applicable securities law.

SOURCE: Bellatrix Exploration Ltd.

%CIK: 0001483405

For further information:

Raymond G. Smith, P.Eng., President and CEO (403) 750-2420
or
Edward J. Brown, CA, Executive Vice President, Finance and CFO (403) 750-2655
or
Brent A. Eshleman, P.Eng., Executive Vice President (403) 750-5566
or
Troy Winsor, Investor Relations (800) 663-8072

Bellatrix Exploration Ltd.
Suite 1920, 800 - 5th Avenue SW
Calgary, Alberta, Canada T2P 3T6
Phone: (403) 266-8670
Fax: (403) 264-8163
(www.bellatrixexploration.com)

CO: Bellatrix Exploration Ltd.

CNW 16:00e 15-OCT-13